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Robert S. Shapiro T +1 202 508 4687 F +1 202 383 9346 Robert.S.Shapiro@ropesgray.com

October 3, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Karen Rossotto

Re:	Baillie Gifford Funds (Registration No. 811-10145) — Responses to Comments Regarding Preliminary Proxy Statement filed on September 21, 2012

Dear Ms. Rossotto:

On September 21, 2012, Baillie Gifford Funds (the “Trust” or the “Registrant,” and each of its series, a “Fund”) filed a preliminary Proxy Statement (the “Statement”) pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended. On September 28, 2012, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Statement.  We respectfully submit this comment response letter on behalf of the Trust and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, in the main body of text below.  The Registrant is filing a definitive proxy statement as of even date herewith.

1.                                       Comment: Please confirm for the Staff that the dates provided for the initial approval of the Funds’ advisory agreements by shareholders are also the dates on which these agreements were most recently approved by shareholders.

Response: The Registrant confirms that the advisory agreement of each Fund included in the Statement was most recently approved by such Fund’s shareholders on or around the applicable date provided on page 3 of the Statement for the initial approval of such advisory agreement by the Trust’s Board of Trustees.

2.                                       Comment: The Statement indicates that the Funds’ investment manager has agreed to bear all of the costs of the special meeting, including of the printing and mailing of the proxy statement. Please disclose in the definitive Statement the expected costs of the proxy solicitation and special meeting to the Funds’ investment manager.

Response: The Registrant has amended this section of the definitive Statement to include an estimate of the expected costs of the proxy solicitation process, including the proxy solicitation and special meeting. The last sentence of the paragraph titled “Solicitation of Voting Instructions” under the heading “Further Information about Voting and the Special Meeting” on page 8 of the definitive Statement filed today has been revised to read as follows:

The Manager has agreed to bear all of the costs of the Special Meeting, including the costs of printing and mailing this Proxy Statement and soliciting voting instructions, which are expected to be approximately $40,000.

*      *      *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions or comments with respect to this letter to the undersigned at (202) 508-4687 or to George B. Raine at (617) 951-7556.

Very truly yours,

/s/ Robert S. Shapiro

Robert S. Shapiro

cc:	Angus N. G. Macdonald, Baillie Gifford Overseas, Ltd.
George B. Raine, Ropes & Gray LLP
Maureen A. Miller, Vedder Price P.C.